Exhibit 99.1

Dragon Victory International Limited Reports Fiscal Year 2018 Financial Results

HANGZHOU, China, July 31, 2018 /PRNewswire/ -- Dragon Victory International Limited ("LYL" or the "Company"), a company offering reward-based crowdfunding opportunities and quality incubation services to entrepreneurs in China, today announced its financial results for the fiscal year ended March 31, 2018.

Mr. Jianjun Sun, Chairman and Chief Executive Officer of Dragon Victory International Limited, commented, "We are pleased to report our financial results for the fiscal year ended March 31, 2018 with revenue increased by 19.2% to US$4.28 million. Revenue generated from crowdfunding and incubation services increase by 21.6% and 18.1%. Our business has continued to strengthen its reputation in business communities and among consumers following our successful IPO. In total, 209 projects have initiated and completed fundraising using our platform from its inception through the end of the fiscal year, raising approximately US$120 million."

Mr. Jianjun Sun continued, "We spent much of fiscal year 2018 laying the foundation for future growth, including strengthening management and corporate governance in addition to realizing our investment in research and development to upgrade our platform, improve our business operations, and launch of our auto-parts service platform in November 2017."

	For the Twelve Months Ended Mar 31
($ millions, except per share Data)	2018	2017	% Change
Revenue	4.28	3.59	19.18%
Crowdfunding	1.07	0.88	21.61%
Incubation Service	3.20	2.71	18.13%
Finder's Fee Service	0.00	0.00	0.00%
Procurement Services	0.006	0.00	-
Income from Operations	0.38	2.02	-80.94%
Income (Loss) before Tax	0.76	2.18	-65.16%
Net income attributable to Dragon Victory	0.19	1.71	-88.73%
EPS	0.02	0.171	-88.30%

Fiscal Year 2018 Financial Highlights

•	Revenues was $4.28 million for the twelve months ended March 31, 2018, an increase of 19.18% from the same period of last year.

•	Net income attributable to Dragon Victory was $0.19 million for the twelve months ended March 31, 2018, a decrease of 88.73% from the same period of last year

•	Basic and diluted earnings per share were $0.02 for the twelve months ended March 31, 2018, compared with $0.171 for the same period of last year.

Fiscal Year 2018 Operational Highlights

•	Total funds raised was $120.37 million from April 12, 2015 through March 31, 2018.

•	From April 12, 2015 through March 31, 2018, 209 projects have initiated and completed fundraising campaigns.

•	Launched new auto-platform business in November 2017.

Fiscal Year 2018 Financial Results

Revenues

For the twelve months ended March 31, 2018, revenue increased by $0.69 million, or 19.18%, to $4.28 million from $3.59 million for the same period of last year. The increase in revenue was mainly due to the increase in revenue across all services and launch of the new auto-platform business.

Revenue from crowdfunding increased by $0.19 million, or 21.61%, to $1.07 million and accounted for 25.10% of total revenue for the twelve months ended March 31, 2018 from $0.88 million, or 25% of total revenues, for the same period of last year. The increase was primarily due to growth of our crowdfunding platform service both in the number of projects and the number of registered users, through active marketing and promotion.

Revenue from incubation service increased by $0.49 million, or 18.13%, to $3.20 million and accounted for 74.74% of total revenue for the twelve months ended March 31, 2018 from $2.71 million, or 75% of total revenues, for the same period of last year. The increase was primarily due to a sustained and steady growing number of successfully funded crowdfunding projects that have turned into our incubation customers, as well as our higher work efficiency, due to our greater experience in incubation services, in fulfilling the increased client demand for the twelve months ended March 31, 2018.

Revenue from new auto-platform business was $6,763 and accounted for 0.16% of total revenue for the twelve months ended March 31, 2018.

Operating expenses

Selling, general and administrative expenses increased by $2.32 million, or 147.27%, to $3.89 million for the twelve months ended March 31, 2018 from $1.58 million for the same period of last year. The increase in selling, general and administrative expenses was primarily due to large amount of one-time IPO professional fees, increased wages and benefits, and increased operating expenses and administrative expenses resulting from expanding our main business operation. Advertising costs are expensed as incurred as selling expenses. Advertising expenses were $19,769 and $8,808 for the twelve months ended March 31, 2018 and 2017, respectively.

Other Income and Expenses

Total other income increased by $0.21 million, or 129.77%, to $0.37 million for the twelve months ended March 31, 2018 from $0.16 million for the same period of last year. The increase was mainly due to the interest income generated from wealth management investment.

Taxes

Income tax increased by $0.17 million, or 36.46%, to $0.63 million for the twelve months ended March 31, 2018 from $0.46 million for the same period of last year, mainly due to the increase in the revenues.

Net income

Net income decreased by $1.59 million, or 92.69%, to $0.13 million for the twelve months ended March 31, 2018 from $1.71 million for the same period of last year. The decrease in net income was mainly due to the increase of selling, general and administrative expenses and deduction of net income attributable to non-controlling interest. After the deduction of non-controlling interests, net income attributable to Dragon Victory decreased by $1.52 million, or 88.73%, to $0.19 million for the twelve months ended March 31, 2018 from $1.71 million for the same period of last year.

Basic and diluted earnings per share were $0.02 for the twelve months ended March 31, 2018, compared with basic and diluted earnings per share of $0.171 for the same period of last year.

Financial Conditions

As of March 31, 2018, the Company had cash and cash equivalents of $3.94 million, compared with $3.22 million as of March 31, 2017. Working capital was $9.77 million, as of March 31, 2018, compared with $2.86 million, as of March 31, 2017.

Net cash used in operating activities was $1.01 million for the twelve months ended March 31, 2018, compared to net cash provided by operating activities of $2.68 million for the same period of last year.

Net cash used in investing activities was $6.27 million for the twelve months ended March 31, 2018, compared to net cash provided by investing activities of $0.80 million for the same period of last year.

Net cash provided by financing activities was $7.90 million for the twelve months ended March 31, 2018, compared to net cash used in financing activities of $0.17 million for the same period of last year.

About Dragon Victory International Limited

Incorporated in 2015 and headquartered in Hangzhou, Dragon Victory International Limited ("LYL" or the "Company") offers reward-based crowdfunding opportunities in China to entrepreneurs and funding sources through a fast-growing reward-based crowdfunding platform at www.5etou.cn.  5etou is designed to enable small- and medium-sized companies, start-ups and idea generators to raise funding from participants through the Internet. The Company also provides quality business incubation services and financial services to entrepreneurs and business entities with funding needs who utilize our crowdfunding platform. More information is available at www.dvintinc.com.

Forward-Looking Statements

This press release contains information about the Company's view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. The Company encourages you to review other factors that may affect its future results in the Company's registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

In China:

Bo Lyu, the Board Secretary
Dragon Victory International Limited
Email: lb@dvintinc.com
Phone: +86-15157527297

In the United States:

Tina Xiao, President
Ascent Investor Relations LLC
Email: tina.xiao@ascent-ir.com
Phone: +1-917-609-0333

DRAGON VICTORY INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,
	2018	2017
ASSETS
Current assets
Cash and cash equivalents	$3,937,490	$3,222,361
Trade accounts receivable,net	1,610,865	673,678
Other receivables and prepayments	1,233,425	90,413
Related party receivables	266,959	67,145
Short-term investments	4,744,328	-
Total current assets	11,793,067	4,053,597
Non-current assets
Investment	75,547	72,563
Property, plant and equipment, net	1,060,376	32,824
Intangible assets, net	1,369	812
Other assets	87,339	52,739
TOTAL ASSETS	13,017,698	4,212,535

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	52,957	63,483
Taxes payable	1,670,273	830,606
Accrued liabilities and other current liabilities	236,277	253,913
Related party payable	64,698	42,960
Total current liabilities	2,024,205	1,190,962
TOTAL LIABILITIES	2,024,205	1,190,962

COMMITMENTS & CONTINGENCIES

EQUITY
Dragon Victory Stockholders' Equity
Ordinary Shares, $0.0001 par value, 500,000,000 shares authorized; 11,421,393 and 10,000,000 shares issued and outstanding, respectively	1,142	1,000
Additional paid-in capital	8,929,968	1,053,607
Statutory reserves	433,479	65,331
Retained earnings	1,876,235	2,051,252
Accumulated other comprehensive income	(168,541)	(149,617)
Total Dragon Victory stockholders' equity	11,072,283	3,021,573
Noncontrolling interest	(78,790)	-
TOTAL EQUITY	10,993,493	3,021,573
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$13,017,698	$4,212,535

DRAGON VICTORY INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended
	March 31,	March 31,	March 31,
	2018	2017	2016

Revenues	$4,278,729	$3,590,217	$1,662,406

Operating expenses
Selling, general and administrative expenses	3,894,688	1,575,069	983,783
Total operating expenses	3,894,688	1,575,069	983,783

Income from operations	384,041	2,015,148	678,623

Other income (expenses):
Gain on sale of investments	-	-	230,202
Impairment on investments	-	-	(30,118)
Other income	93,639	118,935	1,141
Other expenses	(31,617)	(24,946)	(459)
Interest income	312,855	69,161	163
Interest expense	-	-	(61,883)
Total other income (expenses)	374,877	163,150	139,046

Income before tax	758,918	2,178,298	817,669
Income tax	(633,614)	(464,327)	(164,817)
Net income including noncontrolling interest	125,304	1,713,971	652,852

Less: loss attributable to noncontrolling interest	(67,827)	-	-

Net income attributable to Dragon Victory	$193,131	$1,713,971	$652,852

Net income including noncontrolling interest	$125,304	$1,713,971	$652,852
Other comprehensive income (loss):
Foreign currency translation loss	(29,887)	(146,008)	(2,643)
Comprehensive income (loss) including noncontrolling interest	$95,417	$1,567,963	$650,209
Comprehensive income (loss) attributable to noncontrolling interest	$(78,790)	$-	-
Comprehensive income (loss) attributable to Dragon Victory	$174,207	$1,567,963	$650,209

Earnings per share attributable to Dragon Victory common stockholders
Basic	$0.02	$0.17	0.07
Diluted	$0.02	$0.17	0.07

Weighted average shares outstanding-Dragon Victory
Basic	10,771,058	10,000,000	10,000,000
Diluted	10,771,058	10,000,000	10,000,000

DRAGON VICTORY INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	March 31,	March 31,	March 31,
	2018	2017	2016

Cash flows from operating activities
Net income (loss) including noncontrolling interest	$125,303	$1,713,971	652,852
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	19,895	19,006	26,358
Gain on sale of investments	-	-	(230,202)
Impairment on investments	-	-	30,118
Changes in assets and liabilities
Increase in accounts receivables	(925,091)	(634,405)	(59,040)
(Increase)/decrease in other receivables and prepayments	(825,169)	148,487	(225,253)
(Increase)/decrease in related party receivables	(207,505)	516,904	(529,875)
(Increase)/decrease in deferred tax asset	-	(13,746)	64,713
Decrease in other current assets	33,042	-	481
(Decrease)/increase in accounts payables	(33,206)	-	14,257
Increase in taxes payable	819,336	703,448	192,006
(Decrease)/increase in accrued liabilities and other current liabilities	(18,486)	225,824	20,337
Net cash (used in)/provided by operating activities	(1,011,881)	2,679,489	(43,248)

Cash flows from investing activities
Investment in affiliated entities	-	-	(34,331)
(Acquisitions)/disposals of investments	(4,825,706)	-	253,253
Increase in related party receivables	-	842,544	(615,395)
Purchase of equipment and improvements	(1,447,870)	(1,682)	(16,976)
Decrease in rent and utility deposits	-	(43,572)	-
Purchase of intangible assets	-	-	(541)
Net cash (used in)/provided by investing activities	(6,273,576)	797,290	(413,990)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	7,731,271	-	1,076,324
Capital contribution from owners	145,232	-	-
Repayment of capital lease	-	(15,975)	(20,419)
Increase (decrease) in related party payable	27,075	(155,448)	(640,406)
Net cash provided by/(used in) financing activities	7,903,578	(171,423)	415,499

Net Increase/(decrease) of Cash and Cash Equivalents	618,121	3,305,356	(41,739)
Effect of foreign currency translation on cash and cash equivalents	97,008	(85,475)	(2,114)
Cash and cash equivalents–beginning of year	3,222,361	2,480	46,333
Cash and cash equivalents–end of year	$3,937,490	$3,222,361	2,480

Supplemental cash flow disclosures
Interest received	$312,856	$69,161	$-
Interest paid	$-	$-	$66,548
Income taxes paid	$285,749	$-	$-